HOST VENTURES INC.
                          9544 South Chesapeake Street
                            Highlands Ranch, Colorado
                                    USA 80126

August 22, 2005

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549
Mail Stop 4-6

Attention:  Rebekah J. Toton

Dear Sirs:

Re:      Host Ventures Inc.
         Registration Statement on Form SB-2
         File No. 333-126504

We provide the following responses to your letter dated August 10, 2005:

Table of Contents
-----------------
1. The table of contents should reference the page numbers of the various sections of the prospectus. In this regard, please revise to delete the references to the page numbers of each subheading in the risk factors section. See Item 502(a) of Regulation S-B. Please also ensure that each page of your amended prospectus includes page numbers.

         We have removed the references to the page numbers of each subheading in the risk factors section and have ensured that each page of our amended prospectus is numbered.

Summary
-------
2.       Please   provide  the   definition  of   "exploration   stage
         corporation"  set  forth  in Guide  7(a)(4)(i)  to the  Securities  Act
         Industry Guides. Provide similar disclosure under the subheading "In General" in the Business section and in Plan of Operation.

         We have provided the definition of "exploration stage corporation" in the "Summary" and "Description of Business" sections.

3. Please revise to state that you have no revenues, have achieved losses since inception, have no operations and currently rely upon the sale of your securities to fund operations. Provide similar disclosure under the subheading "In General" in the Business section.

         We have revised our "Summary" and "Description of Business" sections to disclose that we have no revenues, have achieved losses since inception, have no operations and currently rely upon the sale of our securities to fund operations.

4. In the first paragraph where you discuss your interest in the Scadding West mineral exploration claim, please disclose the annual expenditures required to maintain this claim.

         We have disclosed our annual expenditure obligation in the first paragraph where we discuss our interest in the Scadding West claim.

5. In this summary section, please also revise to disclose the approximate costs to conduct the proposed mineral exploration activities, your estimated total expenditures over the next 12 months, and your current cash on hand. In addition, please disclose that, aside from your sole director who also serves as your sole executive officer, you currently have no employees. Finally, please disclose that, aside from your cash holdings and the interest in the Scadding West mineral exploration claim, you have no other assets, such as plant, property or equipment or other tangible or intangible assets.

         We have added the requested information to the "Summary" section.

Risk Factors
------------
6. Revise to discuss your lack of capital and the fact that you do not have the capital to fund significant exploration operations or to fund more than two phases of exploration and expenditures beyond the next 12 months. The risk that you may need to sell additional shares to fund such operations and that those shares may be sole on terms that dilute the interests of investors in this offering should be described.

         We have added the following risk factor:

         "BECAUSE WE ONLY HAVE SUFFICIENT CAPITAL FOR INITIAL EXPLORATION OF THE SCADDING WEST CLAIM, WE MAY NEED TO SELL ADDITIONAL SHARES TO FUND OPERATIONS, WHICH WILL DILUTE THE INTERESTS OF INVESTORS IN THIS OFFERING.

         Our current capital is only sufficient to cover the initial two phases of exploration on the Scadding West claims, as well as a portion of anticipated administrative expenses over the next 12 months. We will likely have to sell additional shares of our common stock in order to fund future operations. Any sale of shares will result in dilution to existing shareholders, which may have a negative impact on the value of their investment."


7. You state that if your exploration program is unsuccessful you will not be able to continue operations. This should be clearly articulated in this section and throughout the document. If your business plan is to explore solely for mineralized materials on this property, this should be prominently and clearly conveyed to investors. In that regard, we note your statement in the "Plan of Operations" section that it is "doubtful" that you will enter into commercial production on the Scadding West claim. A more thorough discussion of exactly what will happen to the Company should no mineralized material be found on the property should be explained in the document, along with proper risk factor disclosure. You should also clearly state how you would respond to any other business opportunities offered to the Company.

         We have clarified throughout the prospectus that if exploration on the Scadding West claim is unsuccessful, we intend to acquire an interest in a different mineral property.

8. We note that you have only one director who discharges all of the functions of all officers of this company. Please provide the name of this director and provide more prominent and specific disclosure of the risks that are posed by an organizational structure in which one person has all managerial responsibilities. Address the possible effects of having only one individual to create and maintain effective disclosure and accounting controls and procedures, as well as the risk to both the Company and investors that such individual may not possess the requisite knowledge or skill to create and implement adequate controls or procedures.

         We have added the following risk factor:

         "BECAUSE WILLIAM STEWART ACTS AS OUR SOLE DIRECTOR AND OFFICER, HE WILL BE THE ONLY PERSON RESPONSIBLE FOR ALL ASPECTS OF OUR BUSINESS. IF HE IS UNABLE TO ADEQUATELY MAINTAIN PROPER DISCLOSURE, CONTROLS AND PROCEDURES, OUR OPERATIONS WILL SUFFER.

         Our sole director and officer, Mr. William Stewart, will be the only person responsible for our managerial responsibilities. As such, he will have ultimate authority with respect to our business decisions, our disclosure and our implementation of accounting controls and procedures. If Mr. Stewart is unable to properly institution such procedures and comply with reporting obligation requirements, our operations may be adversely impacted."

9. Please revise the subheading and narrative of risk factor two to highlight for investors the absence of any historical revenues or any current prospects for future revenues.

         We have revised the subheading and narrative as requested.

10. You indicate in the seventh risk factor that your sole director has no significant technical training and/or experience in metals exploration or mining. Please expand this risk factor discussion to more clearly disclose your management's lack of technical training and experience with exploring for, starting, and operating a mine. And with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. Their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, your operations, earnings, and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry.

         We have expanded the risk factor to disclose Mr. Stewart's lack of technical training and experience in the mineral exploration sector and the resulting implications.

Selling Securityholders
-----------------------
11.      Revise your  descriptions  of the February and March private placements
         to disclose the aggregate  proceeds from   each of those transactions
         (i.e., $31,250 and $15,000, respectively).

         We have included the aggregate private placement proceeds in the description of each offering.

Plan of Distribution
--------------------
12. Supplementally confirm your awareness of the anti-manipulation rules concerning securities offerings. Also provide a brief discussion of the requirements of Regulation M.

         We confirm our awareness of the anti-manipulation rules concerning securities offerings. We have also provided a brief discussion of the requirements on Regulation M.

Directors, Executive Officers, Promoters and Control Persons
------------------------------------------------------------
13. If Mr. Stewart intends to devote only 15% of his time to the company, please disclose what he will be doing during the other portion of his business time. To what extent are those other activities potentially in conflict with the business activities that the company will conduct?

         We have disclosed that the remainder of his business time is devoted to his positions with Arete Industries, Inc. and its subsidiary, Colorado Oil and Gas, Inc. As these companies are solely involved in the oil and gas business, there will not be a conflict between their business activities and ours.

Business
--------
14.      It is  unclear  what  rights  are  conferred  to the holder of a mining claim under Canadian law. Please clarify if there is a surface owner. We assume the Margaret is the surface owner to this property, please confirm. Describe the rights conferred to each owner and provide a description of any possible conflicts that might arise between the two owners, especially with regards to your conducting mineral exploration and extraction activities on the property.

         Our interest in the Scadding West claim does not confer any real property rights. We solely own the right to explore the Scadding West claim for minerals and extract them from the surface and subsurface of the property. The owner of the real property interest in the land covered by the Scadding West claim is the government of Canada. Because the land covered by our mineral claim is in a remote, undeveloped area, we do not anticipate any conflict between our proposed exploration activities and the government's interest.

15.      Please define "economic mineral deposit."

         An "economic mineral deposit" exists on a claim when an independent geologist or engineer determines that the property contains sufficient mineralization that mining operations would be profitable.

Description, Location and Access
--------------------------------
16.      Please  elaborate  on  the  accessibility  of  your  property.  If
         improvements  are  required  at  any  of  the   exploration, technical,
         development and/or removal stages, please disclose.

         While the existing roads are sufficient for any anticipated exploration on the Scadding West property, we would want to improve the roads, at an approximate cost of $20,000, if we proceeded to the mining stage.


Mineralization
--------------
17. Especially since you later state that no known exploration has been conducted on the Scadding Wet claim, please provide a basis for your statement that the igneous complex of rocks found in the area of the Scadding West claim is "best known" for their content of gold, nickel, copper, platinum and palladium. If you can not provide support for this statement, please delete it.

         We  have  deleted  part  of  the  noted   statement  as  it  refers  to
         mineralization in the vicinity of the Scadding West claim rather than on it.

Geology Report
--------------
18. We note your reference to an evaluation of the Scadding West claim performed by Dr. Scott Jobin-Bevans. You should furnish us a copy of this report pursuant to subsection (c)(2) of Industry Guide 7. Upon what basis did Dr. Jobin-Bevans determine that the Scadding West claim had "potential" to contain economic quantities of gold, nickel, copper, platinum and palladium?

         We enclose a copy of Dr. Jobin-Bevans's geological report on the Scadding West property. The sections entitled "Economic Potential" and "Conclusions" discuss the potential of the claim to contain economic quantities of gold, nickel, copper, platinum and palladium.

19. Furthermore, it appears that Dr. Jobin-Bevans is an expert upon whom you rely for the evaluation of the Scadding West claim. You should obtain and file a consent from Dr. Jobin-Bevans to reference him in the registration statement.

         We will filed a consent from Dr. Jobin-Bevans as an exhibit to our next amended registration statement.

Reports to Security Holders
---------------------------
20. We note your statement that "the statements we have made in this prospectus are qualified in their entirety by reference to these additional materials." A qualification of this type appears to be inconsistent with the requirement that all material information be provided in the prospectus. Please revise.

         We have removed the noted disclosure.

Plan of Operations
------------------
21. You state that your "auditors believe that there is substantial doubt that [you] will be able to continue as a going concern." Tell us when and in what manner your auditors expressed this opinion, given that the auditor's report contained in the registration statement contains no going concern opinion. If you auditors did express such an opinion, please update your risk factor disclosure accordingly.

         We have removed the reference to a going concern opinion from the "Plan of Operations" section.

Financial Statements
--------------------
22.      The instruction to paragraph (a) of Industry Guide 7 states that mining companies in the exploration stage should not refer to themselves as development stage companies in the financial statements, even though such companies should comply with FASB Statement No. 7, if applicable. Please revise your financial statements accordingly. Refer to Industry Guide 7.

         We have revised our financial statements as requested.

23.      Please note the updating requirements of Item 310(g) of Regulation S-B.

         The  financial   statements   contained  in  our  amended  registration
         statement are in compliance with the updating requirements of Item 310(g) of Regulation S-B.

PART II

Recent Sales of Unregistered Securities
---------------------------------------
24. You state that there are 3,125,000 shares of common stock were issued as part of the February 28, 2005 private placement. However, it appears that this offering was for a total of 2,825,000 shares. Please revise or advise. You also state that this offering was completed on February 28, 2005. In the selling securityholders section, you state that this offering was completed on February 18, 2005. Please reconcile this inconsistent disclosure.

         We have revised our disclosure to indicate that 2,825,000 shares of common stock were sold pursuant to the private placement and that it was completed on February 18, 2005.

25.      Please  note that any  agreements  between  the company and the selling securityholders should be filed as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-B. In this regard, please file any written stock purchase agreements, or oral agreements reduced to writing, between you and the selling securityholders relating to the February 18 and Mach 31, 2005 private placements with your next amendment.

         We have filed the form of subscription agreement entered into between us and each of the selling securityholders as an exhibit to our amended registration statement.

Exhibit 5.1
-----------
26. Revise the legality opinion by Bradford Lam to state, if true, that the shares of common stock have a par value of $0.001 per share.

         We have filed a revised legality opinion that states that the par value of our common stock is $0.001 per share.

Exhibit 23
----------
27. A currently dated consent of the independent public accountant should be provided in all amendments to the registration statement.

         We have filed a currently dated consent of the independent public accountant as an exhibit to our amended registration statement.

         Yours truly,

         Host Ventures Inc.

/s/      William Stewart